SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No. 6)

                         American Financial Group, Inc.
      -------------------------------------------------------------------

                                (Name of Issuer)

                           Common Stock, no par value
      -------------------------------------------------------------------

                         (Title of Class of Securities)

                                   025932 10 4
       ------------------------------------------------------------------

                                 (CUSIP Number)

                             James C. Kennedy, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2538
       -------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 31, 2001
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / X /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)

                                Page 1 of 5 Pages

CUSIP NO. 025932 10 4           13G/A             Page 2 of 5 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         The Administrative Plan Committee of The American
         Financial Group, Inc. Retirement and Savings Plan
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio

5    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

     SOLE VOTING POWER
            8,308,513 shares (See Item 2)

6    SHARED VOTING POWER
             - - -

7    SOLE DISPOSITIVE POWER
            8,308,513 Shares (See Item 2)

8    SHARED DISPOSITIVE POWER
              - - -

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON,
         8,308,513 Shares (See Item 2)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            12.4%

12   TYPE OF REPORTING PERSON*
              EP

CUSIP NO. 025932 10 4           13G/A             Page 3 of 5 Pages


Item 1(a).  Name of Issuer.

         American Financial Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Office.

         One East Fourth Street, Cincinnati, Ohio 45202

Item 2(a).  Name of Person Filing.

     The Administrative Plan Committee of The American Financial Group, Inc. Retirement and Savings Plan

Item 2(b).  Address of Principal Business Office or, if None,
            Residence.

         One East Fourth Street, Cincinnati, Ohio 45202

Item 2(c).  Citizenship.

         Not Applicable

Item 2(d).  Title of Class of Securities.

         Common Stock, no par value

Item 2(e).  Cusip Number.

         025932 10 4

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

CUSIP NO. 025932 10 4           13G/A             Page 4 of 5 Pages

Item 4.  Ownership.

(a)      Amount Beneficially Owned:                          8,308,513
(b)      Percentage of Class:                                12.4%
(c)      Number of shares as to which such person has:
         (i)      Sole power to vote or direct the vote:     8,308,513
         (ii)  Shared power to vote or direct the vote:      none
         (iii) Sole power to dispose or direct the
                          disposition of:                    8,308,513
         (iv)  Shared power to dispose or direct the
                          disposition of:                    none

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2002

                      The  Administrative  Plan Committee of
                      The American Financial Group, Inc. Retirement and Savings Plan

                      By:  Sandra W. Heimann *
                           -----------------------------------
                           Sandra W. Heimann, Member

                      By:  Thomas E. Mischell*
                           -----------------------------------
                           Thomas E. Mischell, Member


Karl J. Grafe
------------------------------------
* By Karl J. Grafe, Attorney-in-Fact pursuant to authority granted in the Powers of Attorney attached hereto as Exhibit 1.

CUSIP NO. 025932 10 4           13G/A             Page 5 of 5 Pages

Exhibit 1
                                POWER OF ATTORNEY

         I, Sandra W. Heimann, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as a member of the The Administrative Plan Committee of The American Financial Group, Inc. Retirement and Savings Plan (the "Plan Committee") and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of the Plan Committee pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

                                            /s/ Sandra W. Heimann
                                           ------------------------------------
                                                Sandra W. Heimann


                                POWER OF ATTORNEY

         I, Thomas E. Mischell, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as a member of the The Administrative Plan Committee of The American Financial Group, Inc. Retirement and Savings Plan (the "Plan Committee") and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of the Plan Committee pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

                                            /s/ Thomas E. Mischell
                                           ------------------------------------
                                               Thomas E. Mischell